082-00913

Sainsbury's

RECEIVED

2009 JUL -7 A 10:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 30 June 2009

09046462

SUPPL

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 18th June 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

dw 7/8

20/001004

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a)

3. Name of *person discharging managerial* responsibilities/*director*
Tim Fallowfield

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Tim Fallowfield

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Tim Fallowfield

8. State the nature of the transaction
Exercise of an award under the J Sainsbury plc Share Plan 2005.
87,838 shares sold to fund the tax and national insurance liability from the exercise of the award and 126,066 shares retained.

Exercise of an award under the Long term Incentive Scheme 2006 (Value Builder Share Plan)
18,165 shares sold to fund the tax and national insurance liability from the exercise of the award and 26,061 shares retained.

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
213,904 shares acquired under the J Sainsbury plc Share Plan 2005

44,226 shares acquired under the Long term Incentive Scheme 2006 (Value Builder Share Plan)

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
n/a

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
87,838 shares sold under the J Sainsbury plc Share Plan 2005

18,165 shares sold under the Long term Incentive Scheme 2006 (Value Builder Share Plan)

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction

87,838 shares sold under the J Sainsbury plc Share Plan 2005 at 313.15 pence

18,165 shares sold under the Long term Incentive Scheme 2006 (Value Builder Share Plan) at 313.15 pence

14. Date and place of transaction
18 June 2009

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
332,338

16. Date issuer informed of transaction
18 June 2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries
Philip Davies 0207 695 3681

Name and signature of duly authorised officer or *issuer* responsible for making notification

Philip Davies

DATE OF NOTIFICATION 18 June 2009

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